EXHIBIT 99.17

The number of RSUs that vest will be based on the Company’s total stockholder return ("TSR") relative to the performance of the component companies in the NASDAQ Telecommunications Index (the “NASDAQ Telecom Index”) measured over a four-year performance period covering fiscal years 2016 through 2019, with one year (fiscal 2016), two year (fiscal 2016 and 2017), three year (fiscal 2016, 2017, and 2018) and four year (fiscal 2016, 2017, 2018, and 2019) performance periods. The TSR for each period will be determined by measuring the Company’s average closing stock price from August 1 through September 15 of the relevant performance period, compared against the period of January 29, 2016 to March 13, 2016.  The RSU award will be divided into four equal tranches, with one tranche assigned to each measurement period.

The actual number of shares that vest will be determined by the Compensation Committee after the end of each measurement period based on the relative TSR for the period and will range from 0% to 150% of the target amount for that period. In order to vest in 100% of the target number of RSUs, the Company’s TSR must be at the 55th percentile of the NASDAQ Telecom Index for each measurement period.

The actual percentage of shares earned will be determined by the Committee at the end of each year of the MSU Performance Period and will be interpolated on a linear basis for performance between threshold and target for each level of achievement as follows:

Performance Threshold/Target                                                        Shares Earned
0-25th Percentile                                                        0% of Target Shares
25th-55th Percentile                                                        0%-100% of Target Shares
55th-100th Percentile                                                                    100%-150% of Target Shares

  Each earned unit converts into one share of common stock on the vesting date.